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                               August 8, 2023

       Austin Pollet
       Partner
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, New York 10019

                                                        Re: Pardes Biosciences,
Inc.
                                                            Schedule TO-T filed
July 28, 2023
                                                            File No. 005-93142

       Dear Austin Pollet:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your offer materials.

       Schedule TO-T filed July 28, 2023

       General

   1.                                                   Item 2(f) of the
Schedule 13E-3 incorporates by reference disclosure in the Schedule 14D-
                                                        9 and the Offer to
Purchase. However the disclosure does not appear responsive to the requirements in Item
1002(f) of Regulation M-A, which requires disclosure of    the
                                                        average purchase price
for each quarter    if the filing person purchased any subject
                                                        securities during the
past two years. Please advise or revise.
   2. Please revise the Offer to Purchase to include a Special Factors section at the front of the disclosure document
disseminated to shareholders, as required by Rule 13e-3(e)(1)(ii).
   3.                                                   The June 12, 2023
presentation by SVB Securities filed as Exhibit 99.(C)(3) appears to contain redactions on
page 2 in the footnotes. Please clarify the basis on which you have made these redactions.
Alternatively, please refile without omitting this information.
   4. The offer to purchase does not state an estimated value for the Additional Purchase Price
 Austin Pollet
FirstName   LastNameAustin Pollet
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Comapany
August      NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
        8, 2023
August
Page  2 8, 2023 Page 2
FirstName LastName
         but instead includes a maximum value of $0.17. In addition, no value is ascribed to the
         CVR. However, the analysis undertaken by Leerink Partners in its presentation dated
         June 16, 2023 (on page 6, footnote 3) attributes an additional value of $0.10 per share beyond the $2.02 offered. Please revise the offer materials accordingly.
5. While you have checked the box on the cover page of the Schedule TO-T to indicate that the transaction is subject to Rule 13e-3, the filing itself must be "tagged" upon EDGAR filing as both a Schedule TO-T and a Schedule 13E-3 in order to properly reflect that it is intended to satisfy the filing requirements of both Schedules. Please revise.
6. Based on discussions with counsel, it is unclear whether Foresite or its affiliates engaged a financial advisor to assist in connection with this transaction. Please advise and if so, provide the disclosure required by Item 9 of Schedule 13E-3.
7. Based on the nature of these comments, we believe it is necessary to disseminate a revised offer document with the new information requested. Please confirm your understanding.
Summary Term Sheet, page 6

8. We note your disclosure that the consideration in the Offer includes an additional amount
         of cash of up to $0.17 per Share.    Depending on when the amount of
the additional
         consideration will be known, we believe this offer structure may be problematic (see comments that follow). To the extent that it is maintained, please revise to explain why the maximum amount payable would be $0.17 pursuant to the formula to be used to calculate the amount of the additional portion of the offer consideration.
9. Refer to the last comment above. Clarify when the Additional Purchase Price will be set.
         Disclosure states that the Cash Determination Time will be set "immediately prior to the Expiration Date." However, Item 1004(a)(1)(ii) requires the amount of the offer consideration to be specified and Rule 14e-1(b) requires the offer period to remain open for at least ten business days from the date the offer price changes. Please advise when (in relation to the end of the offer period) the Additional Purchase Price will be determined and communicated to shareholders.
10. Refer to the last two comments above. We believe the way the offer consideration is described throughout the offer to purchase is likely to mislead shareholders. See for example, the following disclosure: "Purchaser is offering to pay a Base Price Per Share equal to $2.02 per Share, with an Additional Price Per Share of up to $0.17 per Share." It
         is not clear, however, whether any additional consideration will be payable, and even if so, it may be less than $0.17 per share. If in fact no additional amount may be forthcoming, the offer materials (as supplemented to address comments) should be revised to clarify that the offer price is $2.02 per share with the possibility of additional consideration from $0 to $0.17 per share through the Additional Purchase Price, with no assurance that any additional amount will be paid. Shareholders should be reminded wherever the Additional Purchase Price (and the CVR) is referenced, that they should base their tender decision on the amount of the Base Price Per Share, which is below
 Austin Pollet
FirstName   LastNameAustin Pollet
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Comapany
August      NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
        8, 2023
August
Page  3 8, 2023 Page 3
FirstName LastName
         recent trading prices. In addition, the term "Additional Purchase Price" itself should be revised to something that more accurately reflects its conditional nature, such as "Possible
         Additional Purchase Price."
11. We note that one of the Offer conditions is that the Closing Net Cash be at least
         $125,000,000. Revise to explain what minimum per share amount this would yield as an
         Additional Purchase Price (clarifying additional elements to such calculation, if any), with the caveat that the bidders may waive this Offer condition.
12. We note your disclosure that the Additional Price Per Share, if any, will be determined based on the formula included on page 7, which formula cross-references defined terms in the Merger Agreement. The summary term sheet must be written in plain English and must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Refer to Item 1001 of Regulation
         M-A. Please revise to provide illustrative disclosure, in plain English, showing how the
         Additional Price Per Share will be calculated.
13.      We note your disclosure on page 8 that    there is no reliable
estimate of the amount of Net
         Proceeds, if any, that can be expected from Dispositions, if any. However, you disclose
         on pages 9 and 54 that    Pardes    estimate as to the amount that is
expected to be payable
         under the CVRs is $0.00.    Please revise to address this apparent
discrepancy, as well as
         the assumptions underlying your estimate.
14. Revise the Summary Term Sheet to describe that this is a tender offer by affiliated parties and to describe the nature of the affiliation between the bidders and Pardes, the potential conflict that exists as a result, including the fact that Mr. Tananbaum is a member of the board of directors of Pardes and the CEO and founder of Foresite. Certain Information Concerning Parent and Purchaser, page 36

15. Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3, such as Dennis Ryan and Thomas Wiggins. See
Item 1008(a) of
         Regulation M-A.
16. Please revise to provide the information required by Item 1003(c)(1) for all bidders, such as the principal business of Parent.
Background of the Offer; Contacts with Pardes, page 40

17. Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A requires a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. This section references presentations by Leerink Partners to the Pardes Board during the course of entering into this transaction and considering alternatives for Pardes. See, for example, the reference to the meeting on
         April 13, 2023. For this and any other meeting between Pardes and its financial advisors, summarize the substance of the presentations and file any written materials provided as
 Austin Pollet
FirstName   LastNameAustin Pollet
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Comapany
August      NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
        8, 2023
August
Page  4 8, 2023 Page 4
FirstName LastName
         exhibits to the Schedule 13E-3. We note that the only materials currently filed are dated
         July 16, 2023 and June 12, 2023. As noted above, these materials and any others filed as a result of this comment must be summarized in considerable detail in the disclosure document.
18. While we understand that this disclosure is provided by filing persons other than Pardes, it is also provided by affiliated parties who have some insight into the background leading up to the merger agreement and decision to commence this Offer. As such, please generally note the auction process that Foresite participated in or refer shareholders to a more complete discussion in the Schedule 14D-9.
Purpose of the Offer and Plans for Pardes; Summary of the Merger Agreement and Certain Other
Agreements, page 43

19. Revise to state why the Purchaser Parties are seeking to purchase Pardes, and why they are trying to do so now. See Item 1013(c) of Regulation M-A. Rather than stating that
         they are doing so to    acquire control of, and the entire equity
interest in, Pardes,    explain
         why they wish to do so, and why now.
20. Please disclose the effect of the transaction on the Purchaser Parties interest in the net book value and net earnings of Pardes in both dollar amounts and percentages. Refer to
         Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A
         and Instruction 3 thereto.
Position of Parent And Purchaser Regarding Fairness of the Offer and the Merger, page 62

21. The disclosure here indicates the Purchaser Parties believe the "Offer Price" to be received by unaffiliated shareholders is fair. The term "Offer Price" is defined earlier in the offer materials to include the Base Price of $2.02 per share, the Additional Purchase Price of up to $0.17 per share, and the CVR. However, the CVR and the Additional Purchase Price
         may yield no additional value for shareholders. This section should be generally revised to address the fairness of the Base Price on a stand-alone basis, since it is the only payment tendering shareholders are guaranteed to receive if the Offer is consummated.
         The filers may additionally address fairness based on the CVR and Additional Purchase
         Price, but in each case, the disclosure must be clear as to what value is being attributed to each potential additional payment, along with how the filers considered that neither may result in additional payments.
22. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
         to each filing person   s fairness determination and should be
discussed in reasonable detail.
          See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981).
          Please revise this section to include the factors described in Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Purchaser Parties fairness determination.
23. Revise to include the filing persons' position on the procedural fairness of the transaction
 Austin Pollet
Paul, Weiss, Rifkind, Wharton & Garrison LLP
August 8, 2023
Page 5
         and to describe their supporting analysis. If they believe the Offer is procedurally fair, explain why, addressing each of the procedural safeguards in Item 1014(c), (d) and (e).
24. See our comments above. The first bullet point in this section states that the Purchaser
         Parties believe the Offer is fair based in part on the fact that the Offer Price represents a premium of approximately 9.2% over the closing price of the shares on July 14, 2023.
         The term "Offer Price" is defined to include the Cash Price, the Additional Price Per Share and the CVR. Please revise to clarify what value the Purchaser Parties attributed to the
         CVR and the Additional Price Per Share in assessing fairness.
25. Expand to discuss the negative factors considered by the Purchaser Parties that weighed against fairness, and how they were considered.
Conditions of the Offer, page 56

26.      We note the following language in the last paragraph of this section:
"The foregoing
         conditions are in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger
         Agreement." All offer conditions should be clearly described in this section. Please revise.
Appraisal Rights, page 59

27. We note the following statement in this section: "The foregoing summary of appraisal rights under the DGCL does not purport to be a full statement of the procedures to be followed by persons desiring to exercise any appraisal rights under Delaware law."
         Revise to fully describe specifically what shareholders must do to perfect their appraisal rights.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at (202) 551-3263 or to Blake Grady at
(202) 551-8573.



FirstName LastNameAustin Pollet                      Sincerely,
Comapany NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
                                                     Division of Corporation
Finance
August 8, 2023 Page 5                                Office of Mergers &
Acquisitions
FirstName LastName